Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(Amounts in thousands) Restated					Restated
Earnings:
Income (loss) before income taxes and minority interest	$32,304	$411	$(4,639)	$11,268	$(1,496)	$5,425	$5,282
(Less)/Add: Equity (earnings) losses	(2,265)	(3,060)	(3,131)	(2,403)	(789)	(847)	135
Add: Dividends	450	750	1,054	2,828	150	—	—

Sub-total:	30,489	(1,899)	6,716	11,693	(2,135)	4,578	5,417
Add: Total fixed charges (per below)	14,911	19,954	12,581	11,255	17,945	10,956	21,619
Less: Interest capitalized	520	1,067	336	212	152	122	143

Total Earnings	44,880	16,988	5,529	22,736	15,658	15,412	26,893

Fixed Charges:
Interest expense, including interest capitalized	13,535	18,557	11,374	9,939	15,958	9,641	20,091
Portion of rental expense representative of the interest factor	1,376	1,397	1,207	1,316	1,987	1,315	1,528

Total fixed charges	14,911	19,954	12,581	11,255	17,945	10,956	21,619

Ratio of Earnings to Fixed Charges	3.0	(a )	(a )	2.0	(a )	1.4	1.2

(a)	For fiscal 2000, 2001 and 2003, earnings were insufficient to cover fixed charges by approximately $2,966, $7,052 and $2,287, respectively.